January 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.

Form S-1

Submitted Confidentially December 18, 2019

CIK No. 0001796022

Dear Mr. Brown:

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 14, 2020 (the “Comment Letter”) relating to the Company’s draft Registration Statement on Form S-1, CIK No. 0001796022, submitted confidentially to the Commission on December 18, 2019 (the “Draft Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Draft Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”). The Amended DRS includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Draft Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amended DRS that has been marked to show changes made to the originally submitted Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amended DRS, as submitted via EDGAR submission concurrently with this letter and dated January 31, 2020.

U.S. Securities and Exchange Commission

January 31, 2020

Prospectus Summary, page 1

1.

Please revise the discussion of your growth in the first paragraph to explain how much is organic and how much is the result of acquisitions. We note for example the acquisitions shown in the first graphic on page 114. Additionally, to the extent that these acquisitions have been material to your growth revise the discussion on page 2 that begins with “[w]e believe our success and growth since inception in 2007 has been driven by...” accordingly.

Response 1

Pages 1, 2, 112 and 113 of the Amended DRS have been revised in response to the Staff’s comment.

Organizational Structure, page 16

2.

Please revise the diagram on page 16 to also show StepStone Group LP’s ownership interests in its subsidiaries, as currently shown separately on page 65. In doing so show the economic interest that StepStone Group LP has in each entity.

Response 2

The disclosure on page 17 of the Amended DRS has been expanded in response to the Staff’s comment to indicate StepStone Group LP’s interests in its subsidiaries.

Implications of Being an Emerging Growth Company, page 17

3.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 3

The Company acknowledges the Staff’s comment and advises the Staff that at this time it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company further undertakes that, if any such communications are used, the Company will supplementally provide the same to the Staff.

Risk Factors

We are a “controlled company”, page 48

4.	Please disclose the percentage of outstanding shares that Class B common stockholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

Response 4

Page 49 of the Amended DRS has been revised in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 31, 2020

If StepStone Group Inc. were deemed an “investment company”, page 53

5.

Please provide us your analysis of whether following the Reorganization you will be an investment company within the meaning of section 3(a)(1)(C) of the Investment Company Act of 1940. We note for example your discussion of the Partnership’s equity interest in its wholly-owned subsidiaries, the general partner interests of those wholly-owned subsidiaries, and StepStone Group Inc.’s managing member interest in the General Partner. We also note the Partnership’s interest in subsidiaries that are not wholly owned, as discussed on page 64.

Response 5

An investment company is defined under Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “ICA”), as an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in Section 3(a)(2) of the ICA as any security other than (i) U.S. government securities, (ii) securities issued by employees’ securities companies, and (iii) securities issued by majority-owned subsidiaries of the issuer which are not themselves investment companies or private funds relying on the exclusions from the definition of an investment company provided in Sections 3(c)(1) or 3(c)(7) of the ICA (“private funds”).

The Company is and will continue to be primarily engaged in the investment advisory service business, specifically that of providing customized investment solutions and advisory and data services to its clients. The Company does not hold itself out as an investment company. Neither the Company nor StepStone Group LP (the “Partnership”) owns or proposes to acquire investment securities that have a value in excess of 40% of the value of its total assets, determined on an unconsolidated basis. Consequently, the Company is not and has no expectation of becoming an investment company under Section 3(a)(1)(C) of the ICA. The Company’s analysis in support of this conclusion follows.

Following the Reorganization, the only material assets held by the Company on an unconsolidated basis will consist of the Company’s managing member interest in StepStone Group Holding LLC, the general partner of the Partnership (the “GP”), and 100% of the outstanding Class A Units in the Partnership, which are 100% of the voting securities of the Partnership. The GP’s only material asset will consist of its general partner interest in the Partnership. Through its controlling managing member interest in the GP, the Company will indirectly operate and control all of the Partnership’s business and affairs. The Partnership will be a wholly-owned subsidiary of the Company.1 Consequently, so long as the Partnership is not an investment company or a private fund under the ICA, the Company’s interests in the Partnership will all be considered “good assets” under Section 3(a)(1)(C) and the Company will not fall within the definition of an investment company under that Section.

Based on the Partnership’s current balance sheet, the Company expects that well under 40% of the Partnership’s assets will consist of investment securities and that the Partnership will neither be an investment company nor a private fund under the ICA.

a.

The single largest class of assets on the Partnership’s balance sheet consists of “Investments.” This line item consists primarily of the Partnership’s ownership interests in the private funds managed directly or indirectly by the Partnership or its affiliates (the “StepStone Funds”). The Partnership or its affiliates serve as the general partner or managing member of such StepStone Funds. The Commission and the courts have consistently held that general partner interests in limited partnerships and managing member interests in limited liability companies are generally not considered securities where the holder of such an interest has and exercises significant operational control over the applicable partnership

[1]

Section 2(a)(42) of the ICA defines a “voting security” as a security presently entitling its holder to vote for the election of directors of a company. Section 2(a)(12) of the ICA defines “director” to mean any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated. The SEC takes the position that a general partner of a limited partnership performs functions with respect to the partnership similar to the functions a director performs for a corporation. See, e.g., Investment Company General Partners Not Deemed Interested Persons; Investment Company Limited Partners Not Deemed Affiliated Persons, SEC Release No. IC-19658 (Aug. 25, 1993) [1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) P. 85,213, at 84,294-84,295 (adopting Rules 2a3-1 and 2a19-2 under the Investment Company Act); Investment Company General Partners Not Deemed Interested Persons; Investment Company Limited Partners Not Deemed Affiliated Persons, Release No. IC-18,868 (Jul. 28, 1992), [1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) P. 85,020, at 83,141-83,142 (proposing Rules 2a3-1 and 2a19-2 under the Investment Company Act); Integrated Resources, Inc., SEC No-Action Letter (Jun. 1, 1979).

U.S. Securities and Exchange Commission

January 31, 2020

or limited liability company.[2] Consequently, since the Partnership’s general partner or managing member ownership interests in the StepStone Funds are not securities, they cannot be considered investment securities and such ownership interests (and the carried interest allocations earned in respect of them) may therefore be accounted for as “good assets” for purposes of the 40% test under Section 3(a)(1)(C). As a technical matter, the Partnership is entitled to receive the carried interests allocated from the StepStone Funds through “special limited partner interests” in the StepStone Funds, which interests are created in connection with and at the time of the organization of the relevant Stepstone Fund and the creation of the applicable general partner interest. In each case, the special limited partnership interest is issued in conjunction with the applicable general partner interest and is privately issued to a subsidiary of the Partnership, which subsidiary is controlled exclusively by the Partnership, so the Partnership retains, directly and indirectly, full managerial control of the applicable StepStone Fund and its balance sheet investments in such StepStone Fund (i.e. the Partnership owns both its general partner interest and its special limited partner interest). Under such circumstances, the Company believes that such special limited partner interests should not be considered securities, because the Partnership is managing the StepStone Fund itself (the issuer of the special limited partner interests) and is not investing in such special limited partner interests with the expectation of earning a return solely from the efforts of others.[3]

b.

As the Staff notes, certain of the Partnership’s operating subsidiaries are not wholly-owned subsidiaries of the Partnership and are consolidated on the Partnership’s balance sheet as variable interest entities (VIEs) under U.S. GAAP. As disclosed in the Amended DRS, to the extent these operating subsidiaries are not wholly-owned by the Partnership, substantially all of the other owners are current StepStone professionals working for the related businesses, and the Partnership remains in effective control of the VIEs. Regardless, the aggregate value of the Partnership’s interests in the VIEs constitutes less than 5% of the value of the Partnership’s total assets and does not cause the Partnership to fail the 40% test under Section 3(a)(1)(C).[4]

c.

Two other line items appear on the Partnership’s balance sheet that bear on the Section 3(a)(1)(C) analysis. The first line item is “Marketable securities,” which consists of holdings in certificates of deposit, commercial paper, U.S. treasury securities, corporate debt and asset-backed securities. To the extent such holdings consist of non-U.S. government securities, they are considered investment securities and count as “bad assets” under the Section 3(a)(1)(C) 40% test. The second line item is “Due from affiliates,” which represents advances made by the Partnership or its affiliates to the StepStone Funds to cover certain organization and operating costs and expenses for which the Partnership expects to be reimbursed. Such assets are working capital receivables and should not be treated as investment securities under the ICA. However, even if one were to assume that all of these assets are investment securities (which we do not), the value of the assets represented by the “Marketable securities” and “Due from affiliates” line items represent less than 15% of the Partnership’s total assets.

[2]

See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens, & Clarke, SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986). The same conclusion has been reached with respect to managing member interests of limited liability companies. See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001).

[3]

See Securities and Exchange Commission v. W.J. Howey Co., 328 U.S. 293 (1946). See also Steinhardt Group Inc. v. Citicorp 126 F.3d 144 (3rd Cir. 1997) (a limited partnership interest is not an investment contract under the Howey test where the limited partner retains pervasive control and is not a passive investor).

[4]

It should also be noted that even if the VIEs cannot be treated as majority-owned subsidiaries under Section 3(a)(1)(C), they would still be considered to be “primarily controlled” by the Partnership for purposes of Rule 3a-1 under the ICA. Thus, even if the value of the VIEs were to grow to the point where they caused the Partnership to fail the 40% test under Section 3(a)(1)(C), the Partnership should still be able to avoid falling under the definition of an investment company in reliance on Rule 3a-1 under the ICA.

U.S. Securities and Exchange Commission

January 31, 2020

Thus, the value of the Partnership’s combined holdings in the VIEs, and the “Marketable securities” and “Due from affiliates” line items represent less than 20% of the Partnership’s total assets, well beneath the 40% threshold applicable under Section 3(a)(1)(C).

Based on the foregoing analysis, the Company is confident that the Partnership is not an investment company under Section 3(a)(1)(C) of the ICA. Because the Partnership is not an investment company, it follows that Company is also not an investment company under Section 3(a)(1)(C). Pages 55 and 56 of the Amended DRS have been revised to reflect the foregoing analysis.

We rely on our equity ownership, page 54

6.	Please revise to further explain the circumstances under which “[y]our governance rights and other contractual arrangements may not fully protect [y]our interests.”

Response 6

Page 57 of the Amended DRS has been revised in response to the Staff’s comment.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 58

7.

Please provide consistent disclosure here and on page 164 regarding the subject matter jurisdiction carve out of your exclusive forum provision. In that regard you state on page 58 that if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, “the federal district court of the State of Delaware” will have jurisdiction, whereas you state on page 164 that in such cases “another state court or a federal court located within the State of Delaware” will have jurisdiction.

Response 7

Page 61 of the Amended DRS has been revised in response to the Staff’s comment.

Key Financial Measures

Revenues – Management and Advisory Fees, Net, page 88

8.

Please revise your disclosure here, or elsewhere in the filing, to include the weighted average fee rates associated with each of your products (e.g., SMAs, focused commingled funds, advisory and data services, portfolio analytics and reporting, etc.) accompanied by a narrative explaining any significant changes or trends.

Response 8

Page 91 of the Amended DRS has been revised to disclose additional information about the weighted-average management fee rates for SMAs and focused commingled funds, the products from which management fees are generated. The Company respectfully advises the Staff that the remainder of its products, advisory and data

U.S. Securities and Exchange Commission

January 31, 2020

services, and portfolio analytics and reporting, generate advisory fees. As disclosed on page 91 of the Amended DRS, advisory fees are negotiated and typically paid upon successful delivery of services or on the execution of the event-driven service and, as such, do not necessarily correlate with the total size of the Company’s AUA. Consequently, the Company does not believe that a calculation of weighted-average advisory fee rates would be meaningful to investors.

Our Clients, page 136

9.

Please revise the “by Type” chart on page 137 to reflect the mass affluent market you state elsewhere that you serve, or advise. If you do not currently serve the mass affluent market because you have yet to launch that service, clarify disclosure on pages 1 and 109 accordingly.

Response 9

Pages 6 and 141 of the Amended DRS have been revised in response to the Staff’s comment.

Please direct any questions concerning this letter to the undersigned at (212) 351-4034 or afabens@gibsondunn.com.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Jennifer Y. Ishiguro, Chief Legal Officer and Secretary, StepStone Group Inc.
Daniel Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP